SCHEDULE 13G

Amendment No. 0
CUBIST PHARMACEUTICALS INC
Common Stock
Cusip #229678107

Cusip #229678107
Item 1: 	   	Reporting Person - FMR LLC
Item 4: 	   	Delaware
Item 5: 	   	1,290,430
Item 6: 	   	0
Item 7: 	   	8,297,115
Item 8: 	   	0
Item 9: 	   	8,299,714
Item 11: 	  	10.757%
Item 12: 	  	HC

Cusip #229678107
Item 1: 	   	Reporting Person - Edward C. Johnson 3d
Item 4: 	   	United States of America
Item 5: 	   	0
Item 6: 	   	0
Item 7: 	   	8,297,115
Item 8: 	   	0
Item 9: 	   	8,299,714
Item 11: 	  	10.757%
Item 12: 	  	IN

SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

Item 1(a). 	    	Name of Issuer:

  	  	          	CUBIST PHARMACEUTICALS INC

Item 1(b). 	    	Name of Issuer's Principal Executive Offices:

  	  	          	65 Hayden Avenue
  	  	          	Lexington, Massachusetts 02421


Item 2(a). 	     	 Name of Person Filing:

  	   	               	 FMR LLC

Item 2(b). 	     	 Address or Principal Business Office or, if None,
Residence:

  	   	               	 245 Summer Street,Boston,Massachusetts 02210

Item 2(c). 	     	 Citizenship:

  	   	               	 Not applicable

Item 2(d). 	     	 Title of Class of Securities:

  	   	               	 Common Stock

Item 2(e). 	     	 CUSIP Number:

  	   	               	 229678107

Item 3. 	    	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)
and the person filing,
FMR LLC, is a parent holding company in accordance with Section 240.13d-
1(b)(ii)(G).   (Note:  See Item 7).

Item 4. 	    	Ownership

  	  	     	(a)    Amount Beneficially Owned: 	8,299,714

  	  	     	(b)    Percent of Class: 	10.757%

  	  	     	(c)    Number of shares as to which such person has:

  	  	     	       (i)    sole power to vote or to direct the vote:
1,290,430

  	  	     	       (ii)    shared power to vote or to direct the vote: 	0

  	  	     	       (iii)    sole power to dispose or to direct the
disposition of: 	8,297,115

  	  	     	       (iv)    shared power to dispose or to direct the
disposition of: 	0

Item 5. 	    	Ownership of Five Percent or Less of a Class.

  	    	     	Not applicable.

Item 6. 	    	Ownership of More than Five Percent on Behalf of Another
Person.

  	    	     	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of CUBIST PHARMACEUTICALS INC. No one person's interest in the Common Stock of CUBIST PHARMACEUTICALS INC is more than five percent of the total outstanding Common Stock.

Item 7. 	    	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding Company.

  	    	     	See attached Exhibit A.

Item 8. 	    	Identification and Classification of Members of the Group.

  	    	     	Not applicable. See attached Exhibit A.

Item 9. 	    	Notice of Dissolution of Group.

  	    	  	Not applicable.

Item 10. 	    	Certifications.



By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect. I also certify that, to the best of my knowledge and belief, FIL Limited and its various non-U.S. investment management subsidiaries included on this Schedule 13G are subject to a regulatory scheme substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institutions. I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D with respect to FIL Limited and its various non-U.S. investment management subsidiaries included on this Schedule 13G.


Signature



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  	November 8, 2013
  	Date

  	/s/ Scott C. Goebel
  	Signature

  	Scott C. Goebel
  	 Duly authorized under Power of Attorney effective as of June 1, 2008, by and on behalf of FMR LLC and its direct and indirect subsidiaries
SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)


                Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 245 Summer Street, Boston, Massachusetts 02210, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 4,712,874 shares or 6.112% of the Common Stock outstanding of CUBIST PHARMACEUTICALS INC ("the Company") as a result of acting as investment adviser to various investment companies registered under Section 8 of the investment Company Act of 1940. The number of shares of Common Stock of CUBIST PHARMACEUTICALS INC owned by the investment companies at October 31, 2013 included 2,623,500 shares of Common Stock resulting from the assumed conversion of 2,623,500 shares of CUBIST PHARMACEUTICALS INC CVR (1.0 shares of Common Stock for each Right). The number of shares of Common Stock of CUBIST PHARMACEUTICALS INC owned by the investment companies at October 31, 2013 included 155,290 shares of Common Stock resulting from the assumed conversion of $12,800,000 principal amount of CUBIST PHARMA CV 2018 (0.012 shares of Common Stock for each $1,000 principal amount of debenture). The number of shares of Common Stock of CUBIST PHARMACEUTICALS INC owned by the investment companies at October 31, 2013 included 156,503 shares of Common Stock resulting from the assumed conversion of $12,900,000 principal amount of CUBIST PHARMA CV 2020
(0.012 shares of Common Stock for each $1,000 principal amount of debenture).


                Edward C. Johnson 3d and FMR LLC, through its control of Fidelity, and the funds each has sole power to dispose of the 4,712,874 shares owned by the Funds.




		Fidelity SelectCo, LLC ("SelectCo"), 1225 17th Street, Suite 1100, Denver, Colorado 80202, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 2,090,610 shares or 2.706% of the outstanding Common Stock outstanding of CUBIST PHARMACEUTICALS INC ("the Company") as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940 (the "SelectCo Funds").



                Edward C. Johnson 3d and FMR LLC, through its control of SelectCo, and the SelectCo Funds each has sole power to dispose of the 2,090,610 shares owned by the SelectCo Funds.




                Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.



                Neither FMR LLC nor Edward C. Johnson 3d, Chairman of FMR LLC, has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.



                Strategic Advisers, Inc., 245 Summer Street, Boston, MA 02210, a wholly- owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, provides investment advisory services to individuals.As such, FMR LLC's beneficial ownership includes 100 shares, or 0.000%, of the Common Stock outstanding of CUBIST PHARMACEUTICALS INC, beneficially owned through Strategic Advisers, Inc



                Pyramis Global Advisors, LLC ("PGALLC"), 900 Salem Street, Smithfield, Rhode Island, 02917, an indirect wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 514,576 shares or 0.667% of the outstanding Common Stock of CUBIST PHARMACEUTICALS INC as a result of its serving as investment adviser to institutional accounts, non-U.S. mutual funds, or investment companies registered under Section 8 of the Investment Company Act of 1940 owning such shares.



                 The number of shares of Common Stock of CUBIST PHARMACEUTICALS INC owned by the institutional account(s) at October 31, 2013 included 47,694 shares of Common Stock resulting from the assumed conversion of 47,694 shares of CUBIST PHARMACEUTICALS INC CVR (1.0 shares of Common Stock for each Right). the number of shares of Common Stock of CUBIST PHARMACEUTICALS INC owned by the institutional account(s) at October 31, 2013 included 80,071 shares of Common Stock resulting from the assumed conversion of $6,600,000 principal amount of CUBIST PHARMA
CV 2018 (0.012 shares of Common Stock for each $1,000 principal amount of debenture). The number of shares of Common Stock of CUBIST PHARMACEUTICALS INC owned by the institutional account(s) at October 31, 2013 included 83,711 shares of Common Stock resulting from the assumed conversion of $6,900,000 principal amount of CUBIST PHARMA CV 2020
(0.012 shares of Common Stock for each $1,000 principal amount of debenture).



                Edward C. Johnson 3d and FMR LLC, through its control of PGALLC, each has sole dispositive power over 320,900 shares and sole power to vote or to direct the voting of 514,576 shares of Common Stock owned by the institutional accounts or funds advised by PGALLC as reported above.



                Pyramis Global Advisors Trust Company ("PGATC"), 900 Salem Street, Smithfield, Rhode Island, 02917, an indirect wholly-owned subsidiary of FMR LLC and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 507,659 shares or 0.658 % of the outstanding Common Stock of the CUBIST PHARMACEUTICALS INC as a result of its serving as investment manager of institutional accounts owning such shares.



                Edward C. Johnson 3d and FMR LLC, through its control of Pyramis Global Advisors Trust Company, each has sole dispositive power over 702,060 shares and sole power to vote or to direct the voting of 506,559 shares of Common Stock owned by the institutional accounts managed by PGATC as reported above.



                FIL Limited ("FIL"), Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, and various foreign-based subsidiaries provide investment advisory and management services to a number of non-U.S. investment companies and certain institutional investors. FIL, which is a qualified institution under section 240.13d-1(b)(1)(ii), is the beneficial owner of 432,475 shares or 0.561% of the Common Stock outstanding of the Company.



                Partnerships controlled predominantly by members of the family of Edward C. Johnson 3d, Chairman of FMR LLC and FIL, or trusts for their benefit, own shares of FIL voting stock. While the percentage of total voting power represented by these shares may fluctuate as a result of changes in the total number of shares of FIL voting stock outstanding from time to time, it normally represents more than 25% and less than 50% of the total votes which may be cast by all holders of FIL voting stock. FMR LLC and FIL are separate and independent corporate entities, and their Boards of Directors are generally composed of different individuals.



                FMR LLC and FIL are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934 (the "1934" Act) and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" by the other corporation within the meaning of Rule 13d-3 promulgated under the 1934 Act. Therefore, they are of the view that the shares held by the other corporation need not be aggregated for purposes of Section 13(d). However, FMR LLC is making this filing on a voluntary basis as if all of the shares are beneficially owned by FMR LLC and FIL on a joint basis.



                FIL has sole dispositive power over 204,175 shares owned by the International Funds. FIL has sole power to vote or direct the voting of 227,475 shares and no power to vote or direct the voting of 205,000 shares of Common Stock held by the International Funds as reported above.


SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
RULE 13d-1(f)(1) AGREEMENT


                The undersigned persons, on November 8, 2013, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the Common Stock of CUBIST PHARMACEUTICALS INC at October 31, 2013.


  	FMR LLC

  	By /s/ Scott C. Goebel
  	Scott C. Goebel
  	Duly authorized under Power of Attorney effective as of June 1, 2008, by and on behalf of FMR LLC and its direct and indirect subsidiaries

  	Edward C. Johnson 3d

  	By /s/ Scott C. Goebel
  	Scott C. Goebel
  	Duly authorized under Power of Attorney effective as of June 1, 2008, by and on behalf of Edward C. Johnson 3d

  	Fidelity Management & Research Company

  	By /s/ Scott C. Goebel
  	Scott C. Goebel
  	Senior V.P. and General Counsel